SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           ROBERTSON-CECO CORPORATION
                       (Name of Subject Company (Issuer))

                         RHH ACQUISITION CORP. (OFFEROR)
                            THE HEICO COMPANIES, LLC
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    770539203
                      (CUSIP Number of Class of Securities)

                             MICHAEL E. HEISLEY, SR.
                            THE HEICO COMPANIES, LLC
                         5600 THREE FIRST NATIONAL PLAZA
                             CHICAGO, ILLINOIS 60602
                                 (312) 419-8220

                                 WITH A COPY TO:
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000
  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

Transaction Valuation* $52,021,113                  Amount Of Filing Fee $10,405

*Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,523,575 shares of common stock, par value $.01 per share (the "Shares"), of Robertson-Ceco Corporation, a Delaware Corporation (the "Company"), at the tender price of $11.50 per share net to the seller in cash, without interest thereon. Pursuant to the Agreement and Plan of Merger, dated as of April 20, 2000, between RHH Acquisition Corp. ("Purchaser") and the Company, the Company represented that as of such date, it had 16,096,550 shares outstanding. Purchaser already beneficially owns 11,572,975 shares which will not be tendered. Based on the foregoing, the transaction value is equal to the product of (i) (A) 16,096,550 shares (the number of shares outstanding), minus
(b) 11,572,975 (the number of shares beneficially owned by Purchaser), multiplied by (ii) $11.50. The amount of the filing fee, calculated in accordance with Rule 0-11 Under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Purchaser.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by Registration Statement Number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $10,405
Form or Registration No.:  Schedule TO
Filing Party:              RHH Acquisition Corp./The Heico Companies, LLC
Date Filed:                May 4, 2000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|    third-party tender offer subject to Rule 14d-1.
| |    issuer tender offer subject to Rule 13e-4.
|X|    going-private transaction subject to Rule 13e-3.
| |    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                  INTRODUCTION

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 4, 2000, by RHH Acquisition Corp., a Delaware corporation ("Purchaser"), and The Heico Companies, LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of Robertson-Ceco Corporation, a Delaware corporation (the "Company"), at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

         Item 4 is hereby amended by adding the following:

         Pursuant to the terms and conditions set forth in the Offer to Purchase and in the accompanying Letter of Transmittal, the Offer was scheduled to expire at 5:00 p.m., New York City Time, on June 2, 2000. On June 1, 2000, Purchaser extended the Offer so that it will expire at 5:00 p.m., New York City Time, on June 16, 2000. Accordingly, the term "Expiration Date" means 5:00 p.m. New York Time, on June 16, 2000, unless Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire.

ITEM 12.  Exhibits.

         Item 12 is hereby amended by adding the following exhibit:

         (a)(5)(vi)     Press Release issued by the Company, dated June 1, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       RHH Acquisition Corp.

                                       By:  /s/ Michael E. Heisley
                                          --------------------------------------
                                                Michael E. Heisley
                                                President



                                       The Heico Companies, LLC

                                       By:  /s/ Michael E. Heisley
                                          --------------------------------------
                                                Michael E. Heisley
                                                President and Chief Executive
                                                Officer

Dated:  June 1, 2000

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            TITLE
------            -----

(a)(1)(i)         Offer to Purchase, dated May 4, 2000.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)            Not applicable.

(a)(3)            Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)            Not applicable.

(a)(5)(i)         Press Release, dated April 20, 2000.*

(a)(5)(ii) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iv) Agreement and Plan of Merger, dated as of April 20, 2000, between RHH Acquisition Corp. and the Company.*

(a)(5)(v) Audited financial statements for the Company's 1998 and 1999 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 29, 2000).*

(a)(5)(vi)        Press Release issued by the Company, dated June 1, 2000.

(b)               Not applicable.

(c)(i) Financial presentation prepared for the Special Committee of the Board of Directors of the Company by CIBC World Markets Corp., dated April 20, 2000.*

(c)(ii) Opinion of CIBC World Markets Corp., dated April 20, 2000 (incorporated by reference to Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the Commission on May 4, 2000).*

(d)               Not applicable.

(f) Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*

(g)               Not applicable.

(h)               Not applicable.

(i)               Not applicable.

-------------------

*        Previously filed.